                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. ____)*

                                   ONEIDA LTD.
                                   -----------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    682505102
                                    ---------
                                 (CUSIP number)

                                  DAVE HAMPSON
                         650 MADISON AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 610-9077
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 9, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                     ---------------------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                           ---------------------------
   CUSIP No. 682505102                13D                Page 2 of 21 Pages

--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.            EIN: 98-0418059
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [ ]
                                                                      (B) [X]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           0
  NUMBER OF
   SHARES           ------------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY                 3,351,636
    EACH
  REPORTING         ------------------------------------------------------------
 PERSON WITH         9     SOLE DISPOSITIVE POWER
                           0

                    ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           3,351,636
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    3,351,636

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.2
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
   CUSIP No. 682505102                13D                Page 3 of 21 Pages

--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ANCHORAGE ADVISORS, L.L.C.                    EIN:20-0042271
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           0
  NUMBER OF
   SHARES           ------------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                 3,351,636
    EACH
  REPORTING         ------------------------------------------------------------
 PERSON WITH          9    SOLE DISPOSITIVE POWER
                           0

                    ------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           3,351,636
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,351,636

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
   CUSIP No. 682505102                13D                Page 4 of 21 Pages

--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ANCHORAGE ADVISORS MANAGEMENT, L.L.C.              EIN: 20-0042478
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           0
  NUMBER OF
   SHARES           ------------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY                 3,351,636
    EACH
  REPORTING         ------------------------------------------------------------
 PERSON WITH         9     SOLE DISPOSITIVE POWER
                           0

                    ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           3,351,636
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,351,636

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
   CUSIP No. 682505102                13D                Page 5 of 21 Pages

--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ANTHONY LYNN DAVIS
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           0
  NUMBER OF
   SHARES           ------------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY                 3,351,636
    EACH
  REPORTING         ------------------------------------------------------------
 PERSON WITH         9     SOLE DISPOSITIVE POWER
                           0

                    ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           3,351,636
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,351,636

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
   CUSIP No. 682505102                13D                Page 6 of 21 Pages

--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         KEVIN MICHAEL ULRICH
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada

--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           0
  NUMBER OF
   SHARES           ------------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY                 3,351,636
    EACH
  REPORTING         ------------------------------------------------------------
 PERSON WITH         9     SOLE DISPOSITIVE POWER
                           0

                    ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           3,351,636
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,351,636

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 Security and Company

This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Oneida Ltd., a New York Corporation (the
"Company"), with its principal executive office located at 163-181 Kenwood
Avenue, Oneida, New York 13421. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2 Identity and Background

(a) This Statement is being filed by each of the following persons pursuant to
Rule 13d-1 promulgated by the Securities and Exchange Commission (the
"Commission"): Anchorage Capital Master Offshore, Ltd., a Cayman Islands
exempted company incorporated with limited liability (the "Primary Reporting
Person"), Anchorage Advisors, L.L.C., a Delaware limited liability company and the advisor to the Primary Reporting Person ("Advisors"), Anchorage Advisors
Management, L.L.C., a Delaware limited liability company and the managing member of Advisors ("Management"), Kevin M. Ulrich ("Ulrich"), a managing member of
Management, and Anthony L. Davis ("Davis"), a managing member of Management
(Advisors, Management, Ulrich and Davis, collectively, the "Controlling
Reporting Persons"; the Controlling Reporting Persons and the Primary Reporting
Person, each a "Reporting Person", and collectively, the "Reporting Persons").

It could be argued that the Reporting Persons, together with Banc of America
Strategic Solutions, Inc., Fleet National Bank, JPMorgan Chase Bank ("JPMorgan
Chase"), and Quadrangle Master Funding Ltd. ("Other Holders"), constitute a
"group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of
1934, as amended (the "Act"), solely due to their one-time right to approve certain members of the Board of the Directors of the Company, as further described in Item 4 (the "Director Approval Process"). The Reporting Persons
have no other voting or other agreements or arrangements with respect to the
Common Stock of the Company with such Other Holders or with any other persons
(except as described in Item 6). Effective immediately following the appointment of the new Board of Directors of the Company pursuant to the Director Approval
Process, the Reporting Persons and such Other Holders shall have no further right to approve, or to cause the appointment or removal of, members of the
Board (other than the right to vote, together with all holders of Common Stock, in any election of directors). The members of the Board appointed pursuant to the Director Approval Process will have no agreement or arrangement with the
Reporting Persons, or such Other Holders, with respect to their activity as
Directors, and will not be representatives of the Reporting Persons on the
Board. As a result, if a "group" exists due to the Director Approval Process at the date of this report, upon said appointment, the Reporting Persons will no longer be deemed to be members thereof. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by such Other Holders.

(b) and (c) See Schedule A-1 with respect to the Primary Reporting Person,
Schedule A-2 with respect to Advisors, Schedule A-3 with respect to Management,
Schedule A-4 with respect to Davis and Schedule A-5 with respect to Ulrich.

(d) and (e) During the past five years, none of the Reporting Persons or any other person named in any of Schedule A-1, Schedule A-2, Schedule A-3, Schedule
A-4 and Schedule A-5 hereto has been (i) convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule A-1 with respect to the Primary Reporting Person, Schedule A-2 with respect to Advisors, Schedule A-3 with respect to Management, Schedule A-4 with respect to Davis and Schedule A-5 with respect to Ulrich.

ITEM 3 Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of the Company's Common Stock as part of the financial restructuring of the Company's outstanding indebtedness (the
"Restructuring") pursuant to, among other agreements:

o    the Second Amended and Restated Credit Agreement, dated as of August 9,
     2004, among the existing lenders (the "Existing Lenders") party thereto and the existing noteholders (the "Existing Noteholders") party thereto, including the Primary Reporting Person, certain other institutions party thereto, the Company and JPMorgan Chase, as Administrative Agent and
     Collateral Agent (the "Credit Agreement"), and

o    the Securities Exchange Agreement, dated as of August 9, 2004, among the
     Company and the Existing Lenders and the Existing Noteholders, including the Primary Reporting Person (the "Exchange Agreement").

The Credit Agreement, a copy of which is attached hereto as Exhibit 2, and the
Exchange Agreement, a copy of which is attached hereto as Exhibit 3, are incorporated by reference herein. Any description of the Credit Agreement is qualified in its entirety by reference thereto. Any description of the Exchange
Agreement is qualified in its entirety by reference thereto.

As part of the Restructuring, pursuant to the Exchange Agreement, $30,000,000 of the total outstanding indebtedness of the Company held by the Existing Lenders and the Existing Noteholders, including the Primary Reporting Person (such
$30,000,000 amount, the "Exchange Outstanding Indebtedness") was exchanged for
29,852,907 shares of Common Stock. For each $1 of Exchange Outstanding
Indebtedness, an Existing Lender or an Existing Noteholder received approximately 0.995 of a share of Common Stock. The Exchange Outstanding
Indebtedness was cancelled.

In the Restructuring, the Primary Reporting Person exchanged $2,205,457.79 of
Exchange Outstanding Indebtedness for 2,194,644 shares of Common Stock. The
Primary Reporting Person received an additional 1,156,992 shares of Common
Stock, which shares Bank of America, NA ("BofA") assigned to the Primary
Reporting Person under the Exchange Agreement, in consideration for the Primary
Reporting Person's purchase of $8,498,829.01 of the Company's outstanding indebtedness owed to BofA. The Controlling Reporting Persons may be deemed to have beneficial interest of such shares of Common Stock as a result of their control of the Primary Reporting Person. The Controlling Reporting Persons
disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

ITEM 4 Purposes of Transactions

As described in Item 3, the Primary Reporting Person acquired beneficial ownership of the shares of Common Stock as part of the financial restructuring of the Company's outstanding indebtedness, a portion of which was held by the
Primary Reporting Person.

Section 5.20 of the Credit Agreement provides for the Director Approval Process as follows:

         Board of Directors. As soon as practicable, but in no event later than ten (10) Business Days following the notice from the Administrative
         Agent disclosing the directors to be selected pursuant to Section
         5.20(iii), which notice shall be delivered no later than forty-five
         (45) days after the Closing Date, the Borrower shall cause to be constituted a new board of directors which shall consist of nine (9)
         directors composed of (i) the chief executive officer of the Borrower,
         (ii) two (2) existing independent members of the Borrower's board of directors who shall be satisfactory to the Existing Noteholders and the
         Existing Lenders and (iii) six (6) directors to be selected by the
         Existing Lenders and the Existing Noteholders; provided, that following the election of the new board of directors pursuant to this Section
         5.20, the majority of the entire board of directors of the Borrower shall be composed of independent directors. It being understood that the Borrower shall only be required to constitute a new board of directors pursuant to this Section 5.20 one time.

Certain Existing Lenders and Existing Noteholders have elected not to participate in the Director Approval Process.

Immediately following the approval and appointment of directors pursuant to the
Director Approval Process, the Primary Reporting Person and the Other Holders
participating in the Director Approval Process will have no further rights with respect to the composition of the Board, other from their right to vote, together with all holders of Common Stock, in any election of directors.

Except with respect to the foregoing certain right to approve the directors of the Company, the Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a)
through (j) of Item 4 of Schedule 13D. Notwithstanding

the foregoing, the Reporting Persons may, at any time and from time to time, purchase additional Common Stock of the Company and may dispose of any and all
Common Stock of the Company held by them.

ITEM 5 Interest in Securities of the Company

(a) and (b)

The following is a description of the shares beneficially owned by each of the
Reporting Persons. All references to the Company's issued and outstanding Common
Stock shall be deemed to mean 46,631,924, the number of shares of Common Stock, excluding shares reserved for issuance under the Company's outstanding options and employee stock purchase plans, reported by the Company to be issued and outstanding as of August 9, 2004.

The Primary Reporting Person is the beneficial owner of 3,351,636 shares, or approximately 7.2%, of the Company's issued and outstanding Common Stock. The
Controlling Reporting Persons may be deemed also to beneficially own these shares of Common Stock indirectly as a result of their control relationship with the Primary Reporting Person. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by the Primary Reporting
Person over the shares of Common Stock. The Controlling Reporting Persons disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

The aggregate number of shares of Common Stock beneficially owned by the Primary
Reporting Person and the Other Holders participating in the Director Approval
Process, as of August 9, 2004, was 17,927,925 or approximately 38.4% of all of the outstanding shares of Common Stock.

(c) Except as described in this Statement and except for transactions with respect to the indebtedness of the Company effected prior to the Restructuring, including, without limitation, the Primary Reporting Person's purchase of
$8,498,829.01 of the Company's indebtedness owed to BofA, none of the Reporting
Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to
       Securities of the Company

Pursuant to the Credit Agreement, (i) the Existing Lenders and Existing
Noteholders agreed to restructure approximately $203,000,000 of outstanding indebtedness, excluding the Exchange Outstanding Indebtedness, to be held by the
Existing Lenders, the Existing Noteholders and

                                       10

certain other financial institutions in two tranches of term loans as follows: a
$125,000,000 Tranche A Term Loan and a $78,184,188.03 Tranche B Term Loan and
(ii) the Existing Lenders agreed to make new revolving loans to the Company in an aggregate principal amount at any one time outstanding not to exceed
$30,000,000 (which amount includes any new letters of credit and any swingline loans made available to the Company). As discussed in Item 4, Section 5.20 of the Credit Agreement sets forth the Director Approval Process. The Credit
Agreement does not provide the Existing Lenders and the Existing Noteholders with any other rights, and does not provide for any other agreements or arrangements among the Existing Lenders and Existing Noteholders, with respect to the shares of Common Stock received in connection with the Restructuring or otherwise.

In connection with the Restructuring and the making of new loans under the
Credit Agreement, the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing Noteholders, Oneida Savings
Bank, BofA and HSBC Bank USA, National Association, each as issuer of certain standby letters of credit, and JPMorgan Chase, as issuer of certain trade letters of credit, the Administrative Agent and the Collateral Agent, entered into the Second Amended and Restated Collateral Agency and Intercreditor
Agreement, dated as of August 9, 2004 (the "Intercreditor Agreement"). The
Intercreditor Agreement sets forth the rights of the parties with respect to the collateral granted to secure the Obligations (as defined in the Credit
Agreement). The Intercreditor Agreement contains no provisions respecting the
Common Stock issued to the Existing Lenders and the Existing Noteholders in
connection with the Restructuring, but is referenced here as one of the four principal agreements entered into by, among others, the Existing Lenders and the
Existing Noteholders as part of the Restructuring. The Intercreditor Agreement, a copy of which is attached hereto as Exhibit 4, is incorporated by reference herein. Any description thereof is qualified in its entirety by reference thereto.

As discussed in Item 3, the Exchange Agreement sets forth the terms and provisions pursuant to which the Company issued Common Stock in exchange for the conversion and cancellation by the Existing Noteholders and the Existing Lenders
of the Exchange Outstanding Indebtedness held by each such person. Under the
Exchange Agreement, the Existing Noteholders and the Existing Lenders made certain representations and warranties to the Company which are typical of those representations and warranties made with respect to shares issued in reliance upon the "private placement" exemption from the registration requirements under the Act (i.e., each Existing Lender and Existing Noteholder: (i) acquired the
Common Stock issued in connection with the Restructuring for their own accounts, not for distribution or resale; (ii) is an accredited investor and (iii)
understands that the Common Stock issued in connection with the Restructuring is not registered). The Existing Lenders and the Existing Noteholders also agreed with the Company as to restrictions on the transfer of the shares of Common
Stock acquired in connection with the Restructuring so long as such shares have not been registered. The Exchange Agreement contains no voting, first refusal, or other agreement or arrangement among the Existing Noteholders and the
Existing Lenders with respect to the Common Stock acquired in connection with the Restructuring.

Pursuant to the Registration Rights Agreement, dated as of August 9, 2004, among the Existing Lenders, the Existing Noteholders and the Company (the
"Registration Rights Agreement"), the

                                       11

Company has granted to the Existing Lenders and the Existing Noteholders certain demand and incidental registration rights with respect to the shares of Common
Stock issued by the Company pursuant to the Exchange Agreement and any Common
Stock issued or issuable with respect to such shares. Under the Registration
Rights Agreement, holders of at least 15% of the outstanding Common Stock as of the closing of the Restructuring shall have the right to require the Company to effect the registration of such shares of Common Stock in certain circumstances and subject to certain thresholds set forth therein. The Company is required to effect a maximum of three (3) demand registrations. In addition, in the event that the Company proposes to register Common Stock for its own account, it shall, upon written request, effect the registration of such requesting person's shares of Common Stock, subject to certain limitations set forth therein. The
Registration Rights Agreement, a copy of which is attached hereto as Exhibit 5, is incorporated by reference herein. Any description thereof is qualified in its entirety by reference thereto.

Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the
Company.

ITEM 7 Materials to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of August 19, 2004 by and among the Reporting Persons

Exhibit 2: Second Amended and Restated Credit Agreement, dated as of August 9,
2004, among the Company, the Existing Lenders, the Existing Noteholders, certain other institutions party thereto and JPMorgan Chase, as Administrative Agent and
Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company's
Form 8-K Current Report filed August 19, 2004)

Exhibit 3: Securities Exchange Agreement, dated as of August 9, 2004, among the
Company, the Existing Lenders and the Existing Noteholders (incorporated by reference to Exhibit 10.7 to the Company's Form 8-K Current Report filed August
19, 2004)

Exhibit 4: Second Amended and Restated Collateral Agency and Intercreditor
Agreement, dated as of August 9, 2004, among the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing
Noteholders, Oneida Savings Bank, BofA and HSBC Bank USA, National Association,
each as issuer of certain standby letters of credit, and JPMorgan Chase, as issuer of certain trade letters of credit, the Administrative Agent and the
Collateral Agent (incorporated by reference to Exhibit 10.4 to the Company's
Form 8-K Current Report filed August 19, 2004)

Exhibit 5: Registration Rights Agreement dated as of August 9, 2004, among the
Company, the Existing Lenders and the Existing Noteholders (incorporated by reference to Exhibit 10.8 to the Company's Form 8-K Current Report filed August
19, 2004)

                                       12

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:/s/ Kevin M. Ulrich
   ----------------------
Name:  Kevin M. Ulrich
Title: Director

ANCHORAGE ADVISORS, L.L.C.
By: Anchorage Advisors Management, L.L.C, its managing member

By:/s/ Anthony L. Davis
   ----------------------
Name:  Anthony L. Davis
Title: Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:/s/ Anthony L. Davis
   ----------------------
Name:  Anthony L. Davis
Title: Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis
-----------------------

KEVIN M. ULRICH

/s/ Kevin M. Ulrich
-----------------------

                                       13

                                  SCHEDULE A-1

                     ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
                            Harbour Centre, 3rd Floor
                            Georgetown, Grand Cayman
                       Cayman Islands British West Indies

Executive Officers and Directors of Anchorage Capital Master Offshore, Ltd.

Name, Position and Citizenship     Business Address (1)               Present Principal Occupation and Address of
                                                                      Employment
---------------------------------------------------------------------------------------------------------------------

Stephen Caton                      Harbour Centre, 3rd Floor          Head of Operations, Bermuda Office
Director                           Georgetown, Grand Cayman           BISYS Hedge Fund Services Limited
Bermudian Citizen                  Cayman Islands British West        Hemisphere House
                                   Indies                             9 Church Street
                                                                      Hamilton, Bermuda

Kenneth O'Hanrahan                 Harbour Centre, 3rd Floor          Legal Counsel
Director                           Georgetown, Grand Cayman           BISYS Hedge Fund Services Limited
Irish Citizen                      Cayman Islands British West        Hemisphere House
                                   Indies                             9 Church Street
                                                                      Hamilton, Bermuda

Kevin M. Ulrich                    Harbour Centre, 3rd Floor          Director, Executive Officer, or Managing
Director                           Georgetown, Grand Cayman           Member of one or more of Anchorage Advisors,
Canadian Citizen                   Cayman Islands British West        L.L.C. and its affiliates
                                   Indies                             650 Madison Avenue, 26th Floor, New York, New
                                                                      York 10022

Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability, is an investment fund which owns the Common
Stock of the Company.

Anchorage Advisors, L.L.C., a Delaware limited liability company, is the advisor of Anchorage Capital Master Offshore, Ltd. See Schedule A-2 for a description of controlling persons thereof.

BISYS Hedge Fund Services Limited is a Bermuda company that provides a range of financial services including fund administration, securities services and corporate secretarial services.

(1) The mailing address for Anchorage Capital Master Offshore, Ltd. is c/o
Anchorage Advisors, L.L.C., 650 Madison Avenue, 26th Floor, New York, New York,
10022.

                                       14

                                  SCHEDULE A-2

                           ANCHORAGE ADVISORS, L.L.C.
                         650 Madison Avenue, 26th Floor
                            New York, New York 10022

Anchorage Advisors, L.L.C. is the advisor to Anchorage Capital Master Offshore,
Ltd.

Anchorage Advisors Management, L.L.C., a Delaware limited liability company, is the managing member of Anchorage Advisors, L.L.C. See Schedule A-3 for a description of controlling persons thereof.

                                       15

                                  SCHEDULE A-3

                      ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
                         650 Madison Avenue, 26th Floor
                            New York, New York 10022

Anchorage Advisors Management, L.L.C., a Delaware limited liability company, is the managing member of Anchorage Advisors, L.L.C., which is the advisor to
Anchorage Capital Master Offshore, Ltd.

Anthony L. Davis and Kevin M. Ulrich are the managing members of Anchorage
Advisors Management, L.L.C. See Schedules A-4 and A-5, respectively, for a description thereof.

                                       16

                                  SCHEDULE A-4

                                ANTHONY L. DAVIS
                              c/o Anchorage Capital
                         650 Madison Avenue, 26th Floor
                            New York, New York 10022

Mr. Anthony L. Davis is a director, executive officer or managing member of one or more of Anchorage Advisors, L.L.C. and its affiliates. Mr. Davis is a United
States citizen.

Mr. Davis is a managing member of Anchorage Advisors Management, L.L.C., which is the managing member of Anchorage Advisors, L.L.C., which is the advisor to
Anchorage Capital Master Offshore, Ltd.

                                       17

                                  SCHEDULE A-5

                                 KEVIN M. ULRICH
                              c/o Anchorage Capital
                         650 Madison Avenue, 26th Floor
                            New York, New York 10022

Mr. Kevin M. Ulrich is a managing member of Anchorage Advisors Management,
L.L.C., which is the managing member of Anchorage Advisors, L.L.C., which is the advisor to Anchorage Capital Master Offshore, Ltd.

For the description of Mr. Ulrich, please see Schedule A-1.

                                       18

                                  EXHIBIT INDEX

Exhibit No.       Description                                              Page
-----------       -----------                                              ----

Exhibit 1:        Joint Filing Agreement, dated as of August                 *
                  19, 2004 by and among the Reporting Persons

Exhibit 2:        Second Amended and Restated Credit Agreement,              *
                  dated as of August 9, 2004, among the Company,
                  the Existing Lenders, the Existing Noteholders,
                  certain other institutions party thereto and
                  JPMorgan Chase, as Administrative Agent and
                  Collateral Agent (incorporated by reference to
                  Exhibit 10.1 to the Company's Form 8-K Current
                  Report filed August 19, 2004)

Exhibit 3:        Securities Exchange Agreement, dated as of                 *
                  August 9, 2004, among the Company, the Existing
                  Lenders and the Existing Noteholders
                  (incorporated by reference to Exhibit 10.7 to
                  the Company's Form 8-K Current Report filed
                  August 19, 2004)

Exhibit 4:        Second Amended and Restated Collateral Agency              *
                  and Intercreditor Agreement, dated as of August
                  9, 2004, among the Company and certain of its
                  direct and indirect domestic subsidiaries, the
                  Existing Lenders, the Existing Noteholders,
                  Oneida Savings Bank, BofA and HSBC Bank USA,
                  National Association, each as issuer of certain
                  standby letters of credits, and JPMorgan Chase,
                  as issuer of certain trade letters of credit,
                  the Administrative Agent and the Collateral
                  Agent (incorporated by reference to Exhibit
                  10.4 to the Company's Form 8-K Current Report
                  filed August 19, 2004)

Exhibit 5:        Registration Rights Agreement dated as of                  *
                  August 9, 2004, among the Company, the Existing
                  Lenders and the Existing Noteholders
                  (incorporated by reference to Exhibit 10.8 to
                  the Company's Form 8-K Current Report filed
                  August 19, 2004)

* Incorporated by reference to the Company's Form 8-K filed August 19, 2004.